United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
PROPOSAL FOR A CAPITAL INCREASE THROUGH THE CAPITALIZATION OF RESERVES
TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
RESOLUTION
Dear Members of the Board of Directors,
The Executive Officers Board of Vale S.A. (Vale) hereby presents to the Board of Directors a proposal for a capital increase through the capitalization of reserves.
Article 199 of Law 6,404 (with the new wording given by Law 11,638) determines that the balance of the profit reserves, excluded the contingency and the unrealized income reserves, may not exceed the value of the paid-up capital. Once this limit is reached, the shareholders meeting shall resolve upon the usage of the excess to either pay in the capital not fully paid, or increase the capital, or even distribute dividends.
Having carried out the distribution of earnings from the fiscal year ended December 31, 2009, the revenue reserves exceed the value of the paid-in capital by R$1,838,015,899.94 (one billion, eight hundred and thirty-eight million, fifteen thousand, eight hundred and ninety-nine Reais and ninety-four cents).
As a result, the Executive Officers Board proposes the capital increase, without the issuance of new shares, in the total amount of R$2,565,806,871.32 (two billion, five hundred sixty-five million, eight hundred and six thousand, eight hundred seventy-one Reais and thirty-two cents) comprised (i) of part of the expansion/investment reserve in the amount of R$2,434,823,990.37 (two billion, four hundred thirty-four million, eight hundred and twenty-three thousand, nine hundred and ninety Reais and thirty-seven cents), (ii) of the reinvestment reserve in the amount of R$41,140,354.68 (forty-one million, one hundred forty thousand, three hundred and fifty-four Reais and sixty-eight cents), and (iii) of the tax incentive reserve in the amount of R$89,842,526.27 (eighty-nine million, eight hundred and forty-two thousand, five hundred twenty-six Reais and twenty-seven cents).
As a consequence, after capitalization of the above mentioned reserves, Vale’s paid-in social capital will be increased from R$47,434,193,128.68 (forty-seven billion, four hundred thirty-four million, one hundred and ninety-three thousand, one hundred twenty-eight Reais and sixty-eight cents), to R$50,000,000,000.00 (fifty billion Reais).
As a result of the approval of the capital increase proposal, the caput of Article 5 of Vale’s Bylaws shall read as follows:
“Article 5º — The paid-up capital amounts to R$50,000,000,000.00 (fifty billion Reais) corresponding to 5,365,304,100 (five billion, three hundred and sixty-five million, three hundred and four thousand one hundred) shares, being R$30,349,859,218.60 (thirty billion and three hundred forty-nine million, eight hundred and fifty-nine thousand, two hundred eighteen Reais and sixty cents), divided into 3,256,724,482 (three billion, two hundred fifty-six million, seven hundred twenty-four thousand, four hundred eighty-two) common shares and R$19,650,140,781.40 (nineteen billion, six hundred and fifty million, one hundred and forty thousand, seven hundred and eighty-one Reais and forty cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy-nine thousand and six hundred and eighteen) preferred Class “A” shares, including 12 (twelve) special class shares, all without nominal value.”

This proposal comprehends the capitalization of the capital reserves and the evolution of the capital’s worth as follows:

Current paid-in capital	R$	47,434,193,128.68
Expansion/investment reserve	R$	2,434,823,990.37
Reinvestment reserve	R$	41,140,354.68
Tax incentive investment reserve	R$	89,842,526.27

New paid-in capital	R$	50,000,000,000.00

Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, in accordance with the resolutions of the Executive Officers Board.
Rio de Janeiro, February 08, 2010.
Roger Agnelli
Chief Executive Officer

Fabio de Oliveira Barbosa Chief Financial Officer and Investor Relations	Tito Botelho Martins Executive Officer for Non Ferrous

Carla Grasso Executive Officer for Human Resources and Corporate Services	José Carlos Martins Executive Officer for Ferrous

Eduardo de Salles Bartolomeo Executive Officer for Logistics, Project Management and Sustainability

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations